Exhibit 21

SUBSIDIARIES OF ALARIS MEDICAL, INC.

Name	Jurisdiction of Incorporation

ALARIS Medical Systems, Inc.	Delaware
IVAC Overseas Holdings, Inc.	Delaware
River Medical, Inc.	Delaware
ALARIS Medical Systems Foreign Sales Corp.	Barbados
ALARIS Medical Canada Ltd.	Canada
ALARIS Medical Nordic, AB	Sweden
IVAC Industries Ltd.	United Kingdom
ALARIS Medical U.K. Ltd.	United Kingdom
ALARIS Medical France, S.A.	France
ALARIS Medical Deutschland, GmbH	Germany
ALARIS Medical España, S.L.	Spain
ALARIS Medical Australia Pty Ltd.	Australia
ALARIS Release Corporation	Delaware
ALARIS Consent Corporation	Delaware
Sistemas Medicos ALARIS, S.A. de C.V.	Mexico
ALARIS Medical Norway A/S	Norway
ALARIS Medical Italia, SRL	Italy
ALARIS Medical S.A. (Pty) Ltd.	South Africa
ALARIS Medical Holland, B.V.	Netherlands
ALARIS Medical New Zealand Ltd.	New Zealand